Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA, SEPTEMBER 4, 2008

BAYTEX ENERGY TRUST ANNOUNCES RESULTS OF SUCCESSFUL THERMAL
PILOT AT SEAL

CALGARY, ALBERTA (September 4, 2008) - Baytex Energy Trust (TSX-BTE.UN; NYSE: BTE) is pleased to announce results from our thermal pilot at Seal in the Peace River Oil Sands of northern Alberta.  Highlights from the pilot project include:

•	Successful execution of all operational phases of the cyclic steam pilot in a representative part of the Bluesky reservoir at Seal;

•	Initial post-steam production rate in excess of 900 barrels of oil per day, with an average post-steam production rate of approximately 300 barrels of oil per day to date;

•	Incremental steam-oil ratio (“incremental SOR”) of 2.3 to date; and

•	Indication that a commercial-scale thermal project at Seal will offer economic rates of return.

Baytex began the pilot project with injection of steam into a single well in April, and now has nearly three months of production history from the pilot well.  Baytex had a number of operational, reservoir performance and economic forecasting objectives for the pilot project.  We believe that substantially all of these objectives have been met.

Operational objectives included demonstration of the feasibility of injecting steam into the Bluesky Oil Sand and successfully pumping the well after steaming.  Additionally, Baytex sought to obtain all necessary pilot results at minimum cost.  Cost for the pilot project, including fuel gas for steam generation, totaled $3.4 million.

With respect to reservoir performance objectives, Baytex sought to test horizontal well cyclic steam injection (“CSS”) in a part of Seal that has representative reservoir quality and a history of primary production.  One of the critical aspects of reservoir performance was to achieve adequate steam injectivity into the Bluesky Oil Sand.  Injection of approximately 35,500 barrels of steam (cold water equivalent) over a thirty-five day period met our expectations which were derived from numerical reservoir simulation.

The most critical aspect of reservoir performance to be determined from the pilot project was post-steam production as compared to cold primary production.  The final cold primary production rate from the pilot well before injecting steam was 72 barrels of oil per day.  Initial post-steam production rates from the pilot well were in excess of 900 barrels of oil per day.  For the 79-day period during which the pilot well has been on production after steam injection, average production rate has been approximately 300 barrels of oil per day.  Current rate is approximately 200 barrels of oil per day.

A common measure of thermal efficiency for CSS is the ratio of injected steam to incremental oil production, over and above the cold primary production trend.  This ratio, known as incremental SOR, currently stands at 2.3 for the pilot, after deducting projected cold primary production that would have occurred had the pilot well not been steamed.  The current incremental SOR of 2.3 is lower than our expectation based on numerical reservoir simulation, reflecting better-than-modeled thermal efficiency.

Baytex Energy Trust
Press Release
September 4, 2008

Because the current post-steam production rate still significantly exceeds the cold primary rate, we expect that the incremental SOR from the pilot will ultimately be significantly lower than the current ratio.

Baytex holds approximately 67,000 net acres of long-term oil sands leases at Seal and believes that this land position has significant potential for both primary and thermal development.  With respect to economic forecasting of a commercial-scale CSS project, Baytex believes that the pilot has provided adequate data to validate and guide our numerical reservoir simulation efforts for predicting CSS performance.  Based on our preliminary estimates of capital and operating costs for a commercial-scale thermal project at Seal, we believe that such a project will offer economic rates of return at current oil prices.  Baytex is in the process of putting the organizational resources in place to permit, design and execute a commercial-scale project, and will periodically provide updates on our progress in this regard.  Baytex does not expect production from a commercial-scale thermal project at Seal for approximately three years.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining our production and asset base through internal property development and delivering consistent returns to our unitholders.  Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's unitholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements made in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements").  The forward-looking statements contained in this press release speak only as of the date of this press release and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to our thermal pilot project at Seal, including reservoir performance, incremental steam-oil ratios, our assessment of the viability and economics of a commercial-scale cyclic steam injection project, capital and operating costs and the resource potential of our undeveloped land.

These forward-looking statements are based on certain key assumptions regarding, among other things: oil and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the availability and cost of labour and other industry services; the amount of future cash distributions that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes.  The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity; fluctuations in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; fluctuations in foreign exchange or interest rates; stock market volatility and market valuations; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; changes in income tax laws, royalty rates and incentive programs relating to the oil and gas industry and income trusts; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of Baytex. These risk factors are discussed in Baytex's Annual Information Form, Form 40-F and Management's Discussion and

Baytex Energy Trust
Press Release
September 4, 2008

Analysis for the year ended December 31, 2007, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

For further information, please contact:

Baytex Energy Trust
Ray Chan, Chief Executive Officer	Telephone: (403) 267-0715
Anthony Marino, President and Chief Operating Officer	Telephone: (403) 267-0708
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Erin Cripps, Investor Relations Representative	Telephone: (403) 538-3681

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca